FG NEXUS INC.

f/k/a FUNDAMENTAL GLOBAL INC.

6408 Bannington Road

Charlotte, NC 28226

September 9, 2025

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	FG Nexus Inc. f/k/a Fundamental Global Inc.
Request to Withdraw Registration Statement on Form S-3 (File No. 333-289374)

Ladies and Gentlemen:

FG Nexus Inc. f/k/a Fundamental Global Inc., a Nevada corporation (the “Company”), filed a Registration Statement on Form S-3 (File No. 333-289374 on August 7, 2025 (such registration statement, as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement is still under review by the Commission

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement together with all exhibits thereto. No securities were sold pursuant to the Registration Statement or in any offering pursuant to the Registration Statement. Let me know you thoughts.. As of September 5, 2025, the Company qualified as a WKSI, and on September 8, 2025, the Company filed an automatic shelf registration statement on Form S-3ASR that will include a prospectus supplement for an at-the-market offering.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Registration Statement.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Kyle Cerminara, Chairman, FG Nexus Inc., 6408 Bannington Road, Charlotte, NC, 28226 (Email: kyle@fgnexus.io), with a copy to James A. Prestiano, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154 (Email: jprestiano@loeb.com).

Please do not hesitate to contact James A. Prestiano, Esq. at 212.407.4831 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

By:	/s/ Kyle Cerminara
Name:	Kyle Cerminara
Title:	Chairman and Chief Executive Officer

cc James A. Prestiano, Esq., Loeb & Loeb LLP